UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.     GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

       [ ]   MERGER

       [X]   LIQUIDATION

       [ ]   ABANDONMENT OF REGISTRATION
       (Note: Abandonment's of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

       [ ]   Election of status as a BUSINESS DEVELOPMENT COMPANY
       (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.     Name of fund:

       FIDUCIARY/CLAYMORE DYNAMIC EQUITY FUND

3.     Securities and Exchange Commission File No.:

       811-21687

4.     Is this an initial Form N-8F or an amendment to a previously filed Form
       N-8F?

       [X] Initial Application       [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

       2455 CORPORATE WEST DRIVE
       LISLE, ILLINOIS  60532

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

       MARK MATHIASEN
       2455 CORPORATE WEST DRIVE
       LISLE, IL  60532
       (630) 577-2283

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7.     Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

              CLAYMORE ADVISORS, LLC
              2455 CORPORATE WEST DRIVE
              LISLE, IL  60532

                       OR

              THE BANK OF NEW YORK MELLON
              101 BARCLAY STREET
              NEW YORK, NY 10286

              NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.     Classification of fund (check only one):

              [X] Management company;

              [ ] Unit investment trust; or

              [ ] Face-amount certificate company.

9.     Subclassification if the fund is a management company (check only one):

              [ ]  Open-end      [X]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

              DELAWARE

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

              CLAYMORE ADVISORS, LLC
              2455 CORPORATE WEST DRIVE
              LISLE, IL 60532

                       AND

              FIDUCIARY ASSET MANAGEMENT
              8235 FORSYTH BLVD.
              SUITE 700
              ST. LOUIS, MO 63105

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

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              MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
              4 WORLD FINANCIAL CENTER
              NEW YORK, NY 10080

              A.G. EDWARDS & SONS, INC.
              ONE NORTH JEFFERSON AVENUE
              ST. LOUIS, MO 63101

              RAYMOND JAMES & ASSOCIATES, INC.
              880 CARILLON PARKWAY
              ST. PETERSBURG, FL 33716

              WACHOVIA CAPITAL MARKETS, LLC
              ADVEST, INC
              BB&T CAPITAL MARKETS, A DIVISION OF SCOTT & STRINGFELLOW, INC. ROBERT W. BAIRD & CO. INCORPORATED
              CLAYMORE SECURITIES, INC.
              FERRIS, BAKER WATTS, INCORPORATED
              J.J.B. HILLIARD, W.L. LYONS, INC.
              JANNEY MONTGOMERY SCOTT LLC
              KEYBANC CAPITAL MARKETS, A DIVISION OF MCDONALD INVESTMENTS INC. LEGG MASON WOOD WALKER, INCORPORATED
              RBC CAPITAL MARKETS CORPORATION
              RYAN BECK & CO., INC.
              WELLS FARGO SECURITIES, LLC
              WILLIAM BLAIR & COMPANY, L.L.C.
              CROWELL, WEEDON & CO.
              D.A. DAVIDSON & CO.
              DOFT & CO., INC.
              DOMINICK & DOMINICK LLC
              HARRIS NESBITT CORP.
              MORGAN KEEGAN & COMPANY, INC.
              PIPER JAFFRAY & CO.
              STEPHENS INC.
              SUNTRUST CAPITAL MARKETS, INC.
              TD WATERHOUSE INVESTOR SERVICES, INC.
              WEDBUSH MORGAN SECURITIES INC.
              ARTHURS, LESTRANGE & COMPANY, INCORPORATED
              AXIOM CAPITAL MANAGEMENT, INC.
              BROOKSTREET SECURITIES CORP.
              FIRST SOUTHWEST COMPANY
              GUNNALLEN FINANCIAL, INC
              HOEFER & ARNETT INCORPORATED
              JESUP & LAMONT SECURITIES CORPORATION
              JOHNSTON, LEMON & CO. INCORPORATED
              LASALLE ST. SECURITIES, LLC
              MAXIM GROUP LLC
              NATCITY INVESTMENTS, INC.
              NORTHEAST SECURITIES, INC.
              SANDERS MORRIS HARRIS INC.

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              THE SEIDLER COMPANIES INCORPORATED
              SOUTHWEST SECURITIES, INC.
              SPELMAN & CO., INC.
              STANFORD GROUP COMPANY
              TORREY PINES SECURITIES, INC.

13.    If the fund is a unit investment trust ("UIT") provide: N/A

       (a)    Depositor's name(s) and address(es):

       (b)    Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

              [ ]    Yes              [X]      No

       If Yes, for each UIT state:

              Name(s):

              File No.: 811-_____

              Business Address:

15.    (a)    Did the fund obtain approval from the board of directors
              concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [X] Yes                 [ ]      No

              If Yes, state the date on which the board vote took place:

                     THE BOARD OF TRUSTEES OF THE FUND APPROVED THE LIQUIDATION OF THE FUND ON DECEMBER 19, 2008.

              If No, explain:

       (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment or Registration?

              [X] Yes                 [ ]      No

              If Yes, state the date on which the shareholder vote took place:

                     THE SHAREHOLDER VOTE APPROVING THE LIQUIDATION OF THE FUND TOOK PLACE ON APRIL 20, 2009.

              If No, explain:

II.    DISTRIBUTIONS TO SHAREHOLDERS

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16.    Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

              [X] Yes                 [ ]      No

       (a) If Yes, list the date(s) on which the fund made those distributions:

              MAY 29, 2009

       (b)    Were the distributions made on the basis of net assets?

              [X] Yes                 [ ]      No

       (c) Were the distributions made pro rata based on the share of ownership?

              [X] Yes                 [ ]      No

       (d) If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


       (e)    Liquidations only:

              Were any distributions to shareholders made in kind?

              [ ] Yes                 [X]      No

              If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.    Closed-end funds only: Has the fund issued senior securities?

              [ ] Yes                 [X]      No

       If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.    Has the fund distributed ALL of its assets to the fund's shareholders?

              [X] Yes                 [ ]      No

       If No,

       (a) How many shareholders does the fund have as of the date this form is filed? 0

       (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

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              [ ] Yes                 [X]      No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.   ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

              [ ] Yes                 [X]      No

       If Yes,

       (a) Describe the type and amount of each asset retained by the fund as of the date this form was filed?

       (b)    Why has the fund retained the remaining assets?

       (c)    Will the remaining assets be invested in securities?

              [ ]  Yes                [ ]      No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

              [ ]  Yes                [X]      No

       If Yes,

       (a)    Describe the type and amount of each debt or other liability:

       (b) How does the fund intend to pay those outstanding debts or other liabilities?

IV.    INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.    (a)    List the expenses incurred in connection with the Merger or
              Liquidation:

              (i)    Legal expenses: $236,327

              (ii)   Accounting expenses: $0

              (iii)  Other expenses (list and identify separately):

                            MAILING EXPENSES:          $30,537
                            PRINTING EXPENSES:          $6,210
                            SEC FILING:                   $250
                            INSURANCE:                $127,500
                            TRANSFER AGENT:             $3,500
                            PRESS RELEASES:               $285

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              (iv)   Total expenses (sum of lines (i)-(iii) above): $404,609


       (b)    How were those expenses allocated?

              N/A

       (c)    Who paid those expenses?

              THE EXPENSES OF THE LIQUIDATION WERE BORNE BY THE FUND.

       (d)    How did the fund pay for unamortized expenses (if any)?

              N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

              [ ] Yes                 No [X]

       If Yes, cite the release numbers of the Commission's notice and order, or if no notice or order has been issued, the file number and date the application was filed:

V.     CONCLUSION OF FUND BUSINESS

24.    Is the fund a party to any litigation or administrative proceeding?

              [ ] Yes                 [X] No

       If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

              [ ] Yes                 [X] No

       If Yes, describe the nature and extent of those activities:

VI.    MERGERS ONLY

26.    (a)    State the name of the fund surviving the Merger:

       (b) State the Investment Company Act file number of the fund surviving the Merger:

       (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

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       (d)    If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

       The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of FIDUCIARY/CLAYMORE DYNAMIC EQUITY FUND, (ii) he is the SECRETARY of FIDUCIARY/CLAYMORE DYNAMIC EQUITY FUND and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N8-F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                                 FIDUCIARY/CLAYMORE DYNAMIC
                                                 EQUITY FUND


                                                 By:     /s/ Mark E. Mathiasen
                                                             -----------------
                                                             Mark E. Mathiasen
                                                             Secretary